UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC Technologies Corporation

(Name of Subject Company)

EDAC Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Glenn L. Purple

Vice President, Finance, Chief Financial Officer and Secretary

EDAC Technologies Corporation

5 McKee Place

Cheshire, CT 06410

(860) 677-2603

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Edward J. Samorajczyk, Jr.

Matthew J. Guanci, Jr.

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2013, and amended on March 29, 2013 and April 8, 2013 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), relating to the tender offer by GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of GB Aero Engine LLC, a Delaware limited liability Company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on March 26, 2013, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.0025 par value per share, of the Company (the “Shares”) at a price of $17.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as described below.

Item 2.	Identity and Background of the Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 2:

“On April 23, 2013, Parent and Purchaser extended the expiration of the Offer until 5:00 pm, New York City time, on Tuesday, April 30, 2013, unless further extended. On April 23, 2013, Greenbriar issued a press release announcing the extension of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(J) and is incorporated herein by reference.”

On April 24, 2013, Greenbriar and EDAC announced that, pursuant to the terms of the Memorandum (as defined below), the initial expiration of the Offer has been further extended to 5 p.m., New York City time, on May 6, 2013. The Offer may be further extended pursuant to the terms and conditions of the Merger Agreement. A copy of the press releases issued by EDAC is filed as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.”

Item 4.	The Solicitation or Recommendation.

Background of the Offer

The second paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by deleting such paragraph in its entirety and replacing it with the following paragraph:

“On March 5, 2012, the Company Board held meetings with representatives from two nationally recognized investment banks to discuss their banks’ qualifications (including relevant deal experience in the aerospace and defense industry), their views of the markets in which EDAC operates and the strategic alternatives available to EDAC, including potential debt and equity capital raising transactions and a potential sale of EDAC or certain assets or divisions of EDAC. On March 29, 2012, members of the Finance Committee met with representatives of Stifel (a nationally recognized investment bank) in New York City to discuss Stifel’s qualifications, its views of the markets in which EDAC operates, and the strategic alternatives available to EDAC, including potential debt and equity capital raising transactions and a potential sale of EDAC or certain assets or divisions of EDAC. After these meetings, the Company Board decided to continue discussions with Stifel based on Stifel’s relevant experience in the aerospace and defense industry with companies of a similar size to EDAC.”

The sixth paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by deleting such paragraph in its entirety and replacing it with the following paragraph:

“Between April 26, 2012 and July 19, 2012, Mr. Pagano and members of the Finance Committee of the Board of Directors, together with representatives of Stifel, continued to evaluate and discuss strategic alternatives, including the proposed EBTEC acquisition (and the integration of EBTEC following its acquisition on June 1, 2012), the proposed acquisition of a new state-of-the-art manufacturing facility in Cheshire, Connecticut, the possible sale of EDAC’s facility in Plainville, Connecticut (if the Cheshire facility was purchased), potential capital raising transactions and a possible sale of EDAC or certain assets or divisions of EDAC. During this period, Mr. Pagano and members of the Finance Committee, together with representatives of Stifel, evaluated the advantages and disadvantages of the proposed acquisitions of EBTEC and the Cheshire facility, whether or not EDAC should pursue a sale of EDAC or certain assets or divisions of EDAC at that time in lieu of consummating such acquisitions, the terms of the debt financing needed to consummate such acquisitions, whether or not such acquisitions would result in additional value to EDAC’s shareholders if a sale of EDAC or certain assets or divisions of EDAC was consummated at a later date, whether or not such acquisitions (including the necessary debt financing) were in the short-term and long-term best interests of EDAC and its shareholders, and the feasibility of completing various types of capital raising transactions.”

The ninth paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by deleting such paragraph in its entirety and replacing it with the following paragraph:

“As a result of the Company Board’s discussions during this period, and having completed the acquisition of EBTEC and the acquisition of EDAC’s new Cheshire facility, the Company Board determined that it was in the best interests of EDAC’s shareholders to formally engage Stifel as outside financial advisor; on July 19, 2012, EDAC formally engaged Stifel as its financial advisor in connection with a potential sale of EDAC. Although the Company Board had not ruled out other strategic alternatives, Mr. Pagano and members of the Finance Committee instructed Stifel to work with management to prepare materials to use with potential buyers, to identify potential buyers, and to provide Stifel’s analysis regarding potential valuation ranges of EDAC in the event that the Company Board ultimately determined that a sale of EDAC was in the best interests of EDAC’s shareholders.”

The subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following paragraph immediately after the tenth paragraph of such subsection:

“During this period, the Company Board discussed with Stifel and management two potential acquisitions, one of which was consummated in early October 2012. The Company Board also discussed a potential public offering or private placement of debt or equity securities to raise capital. At the Company Board’s request, to assist with the Company Board’s and management’s evaluation of capital requirements associated with the recent acquisition of EBTEC, the new Cheshire facility, and anticipated relocation costs, Stifel provided its views on potential capital raising options, including debt and equity, as well as how these options could impact an potential sale of the Company. The Company Board determined not to proceed with a capital raising transaction at this time based on various factors, including EDAC’s then current stock price and indebtedness, Stifel’s views on the amount of capital that could be raised in such transaction, and the significant dilutive effect an equity transaction would have on EDAC’s shareholders.”

The eleventh paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following sentences immediately after the first sentence of such paragraph:

“Stifel identified 39 potential buyers for the Company Board to review (including Party A, Party B, Party C and Greenbriar). The potential buyers were identified based on a determination that they might be candidates to complete a possible strategic transaction with the Company, fit investment objectives and transaction parameters of potential financial buyers, or might be a strategic fit with one or more of the portfolio companies of the potential financial buyers, based on Stifel’s and management’s knowledge of such potential strategic buyers, financial buyers and portfolio companies. After discussion among the Company Board and representatives of Stifel, the list of potential buyers was narrowed down to 27 parties (including Party A, Party B and Greenbriar), due to confidentiality concerns and based upon management’s and Stifel’s industry knowledge, experience and prior transactions with certain strategic buyers and financial buyers, whether or not the financial buyers owned a strategic asset or portfolio company in the aerospace industry, and whether or not the financial buyers may have been willing to pay a higher multiple for EDAC based on Stifel’s prior experience with such financial buyers. All 27 parties were solicited in the sale process. At this meeting, Stifel indicated a preliminary enterprise value for EDAC, based on Stifel’s analysis to date, in the range of approximately $127 million to $137 million.”

The twelfth paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by deleting such paragraph in its entirety and replacing it with the following paragraph:

“During November 2012, Mr. Pagano and members of the Finance Committee discussed among themselves, and with Stifel and the other directors, the merits of launching a sale process immediately or waiting until January 2013. After discussing the advantages and disadvantages of proceeding immediately versus waiting until January 2013, including consideration of the significant activities underway at EDAC as described above, the positive effect on value that the further integration of EBTEC might have, the upcoming year-end close and other factors, the directors decided that it was in the best interests of EDAC’s shareholders to wait until early January 2013 to begin a sale process.”

The thirteenth paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by deleting such paragraph in its entirety and replacing it with the following paragraph:

“At the Company Board’s direction, as part of a sale process, Stifel began contacting potential buyers regarding their interest in a potential transaction with EDAC in mid-January 2013. On January 14, 2013, before being contacted by Stifel, Party A, a potential financial acquirer which had previously expressed an interest in entering into a transaction with EDAC, contacted Stifel and verbally expressed an interest in acquiring EDAC at $16.00 per share, which price Party A indicated could increase subject to additional due diligence that might provide it with a better understanding of certain cost savings. Party A had originally contacted EDAC’s management in 2009 regarding a potential acquisition of EDAC. EDAC entered into a confidentiality agreement with Party A in 2009, provided non-public information to Party A pursuant to such confidentiality agreement, and engaged in informal discussions with Party A regarding a potential acquisition of EDAC from time to time during the period from 2009 to late 2011. Party A had learned about EDAC’s upcoming sale process from Mr. Pagano in late December 2012. At Stifel’s invitation, Party A accepted an opportunity to meet with management and tour EDAC’s new Cheshire facility on January 23, 2013. After this meeting and tour, Party A indicated that it might submit a written indication of interest, but indicated to Stifel that it was not interested in participating in a sale process.”

The seventeenth paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following sentence immediately after the first sentence of such paragraph:

“The potential buyers that signed confidentiality agreements and declined to submit non-binding indications of interest expressed various reasons for not doing so, including the fact that EDAC was not a strategic fit with their acquisition strategy, that EDAC did not fit their investment objectives, or that the potential buyer had concerns with the consolidation risk.”

The thirty-seventh paragraph under the subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following sentence at the end of such paragraph:

“This draft of the Merger Agreement included, among other things, a provision (which was also included in the final definitive merger agreement with Greenbriar) permitting Greenbriar, after the closing of the tender offer contemplated by the Merger Agreement, to elect or designate a majority of the directors to the Company Board, but requiring that the audit committee of the Company Board comprise three independent directors who are members of EDAC’s audit committee as of the date of the Merger Agreement, and that the affirmative vote of a majority of such independent directors would be required to (i) amend the Merger Agreement on behalf of EDAC or to amend or modify the terms or conditions of the tender offer or merger, (ii) exercise or waive any of EDAC’s rights or remedies under the Merger Agreement, (iii) extend the time for performance of Greenbriar’s obligations under the Merger Agreement, (iv) enforce any obligation Greenbriar under the Merger Agreement or (v) take any other action of the Company Board under or in connection with the Merger Agreement that would reasonably be expected to adversely affect in any material respect the shareholders of EDAC (other than Greenbriar).”

The subsection entitled “(b) Background of the Offer” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following paragraphs immediately after the last paragraph of such subsection:

“On March 28, 2013, the Company Board received an unsolicited joint non-binding acquisition proposal from MidOcean Associates SPC, which we refer to as MidOcean, and Public Sector Pension Investment Board, which we refer to as PSP, to acquire all of the outstanding shares of common stock of EDAC for $18.25 per share. MidOcean and PSP had previously submitted to the Company Board a joint non-binding indication of interest to acquire EDAC for $17.00 per share, and are referred to collectively as Party A above.

Following the Company Board’s receipt of the unsolicited acquisition proposal from MidOcean and PSP, R&C provided a draft confidentiality agreement to Gibson, Dunn and Crutcher LLP, counsel to MidOcean and PSP, which we refer to as GDC. GDC subsequently distributed a revised draft of the confidentiality agreement to R&C, which changed certain terms of the confidentiality agreement, and included a new provision requiring EDAC to reimburse MidOcean and PSP for up to $1.5 million of expenses incurred in connection with evaluating and negotiating the proposed transaction with EDAC in the event that (i) EDAC rejected the MidOcean and PSP proposal (provided that MidOcean and PSP had not lowered their offer price or materially changed the terms of their proposal) or (ii) any party matched the MidOcean and PSP offer and the Company did not close a transaction with MidOcean and PSP. R&C informed GDC that EDAC would not agree to include an expense reimbursement provision in the confidentiality agreement. MidOcean and PSP, through GDC, subsequently reduced their request for expense reimbursement to an amount up to $1 million on the same payment terms. R&C informed GDC again that EDAC would not agree to include an expense reimbursement provision in the confidentiality agreement. On April 7, 2013, GDC notified R&C that MidOcean and PSP were withdrawing their unsolicited acquisition proposal.”

Reasons for Recommendation

The subsection entitled “Selected Companies Analysis” in the subsection entitled “(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by deleting the fourth sentence of the third full paragraph of such subsection and replacing it with the following sentence:

“Stifel also multiplied these ranges of net income multiples by the Company’s actual or estimated net income, as applicable, to calculate equity value.”

The subsection entitled “Selected Companies Analysis” in the subsection entitled “(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following sentences at the end of the first paragraph of such subsection:

“The comparable companies were selected based on Stifel’s experience and judgment, taking into account the Company’s growth profile, margin profile and the sectors in which the Company operates. Because this analysis was based on the trading prices of publicly traded companies, no control premium was applied.”

The subsection entitled “Selected Companies Analysis” in the subsection entitled “(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following text and table after the first table of such subsection:

“The following table sets forth the revenue growth rates and EBITDA margins indicated by this analysis:

	First Quartile	Median	Mean	Third Quartile
Revenue Growth:
CY 2013 Projected (“P”)	2.0%	4.0%	4.0%	7.0%
CY 2014P	2.0%	6.0%	9.0%	14.0%

EBITDA Margin:
CY 2013P	12.0%	14.0%	14.0%	16.0%
CY 2014P	11.0%	12.0%	14.0%	17.0%

Stifel also noted that the Company’s projected revenue growth rates for CY13 and CY14 were 7% and 14% respectively, and the Company’s projected EBITDA margins for CY13 and CY14 were 14% and 14% respectively.”

The subsection entitled “Discounted Cash Flow Analysis” in the subsection entitled “(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following paragraph immediately after the first paragraph of such subsection:

“Stifel utilized the projections of free cash flow prepared by management in its analysis, which projections are included in “Item 8. Additional Information—Projected Financial Information.” Stifel estimated the terminal value of the projected cash flows by applying exit multiples to the Company’s estimated 2017 EBITDA, which multiples ranged from 7.0x to 9.0x and which were selected based on Stifel’s experience and judgment, taking into account the Company’s growth profile, margin profile and the sectors in which the Company operates. Free cash flow is defined as the sum of Operating Income After Tax plus Depreciation & Amortization plus Stock Based Compensation less the sum of Capital Expenditures plus Change in Net Working Capital. Stock-based compensation was treated as non-cash compensation for purposes of the discounted cash flow analysis. Stifel used an end-of-period discounting convention for the discounted cash flow analysis, based upon Stifel’s experience and general principles of financial analysis. The weighted average cost of capital calculation, used for the discounted cash flow analysis, included a historical risk premium of 6.62% and a micro-cap size premium of 8.93%, which Stifel determined to be appropriate based upon its experience and general principles of financial analysis.”

The subsection entitled “Discounted Cash Flow Analysis” in the subsection entitled “(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following sentence immediately after the second sentence of the first paragraph of such subsection:

“Stifel selected the merger and acquisition transactions and public companies for this analysis based upon Stifel’s experience and judgment, taking into account the Company’s growth profile, margin profile and the sectors in which the Company operates.”

The subsection entitled “Discounted Cash Flow Analysis” in the subsection entitled “(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by deleting the third sentence of the first paragraph of such subsection and replacing it with the following sentence:

“Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 11.2% to 13.2%, which discount rate range was determined based upon Stifel’s knowledge of the Company and the industry in which the Company operates, and general principles of financial analysis.”

The subsection entitled “Discounted Equity Analysis” in the subsection entitled “(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” in the section entitled “Item 4. The Solicitation or Recommendation” is amended by adding the following sentence at the end of the first paragraph of such subsection:

“Stifel utilized the CY2013E and CY2014E earnings per share projections prepared by management in its analysis, which projections are included in “Item 8. Additional Information—Projected Financial Information.” Stifel estimated the future stock price by applying price-to-earnings multiples to the Company’s estimated 2013 and 2014 earnings per share, which multiples ranged from 11.0x to 15.0x and which were selected based on Stifel’s experience and judgment, taking into account the Company’s growth profile, margin profile and the sectors in which the Company operates.”

The subsection entitled “Discounted Equity Analysis” in the section entitled “Item 4. The Solicitation or Recommendation—(c) Reasons for Recommendation – Opinion of Financial Advisor to the Company Board” is amended by deleting the second sentence of the first paragraph of such subsection and replacing it with the following sentence:

“In conducting this analysis, Stifel applied a range of CY 2012 price-to-earnings multiples to the Company’s projected CY 2013 and CY 2014 earnings per share and applied a discount rate of 18.2% to these ranges, which discount rate was determined based upon Stifel’s knowledge of the Company and the industry in which the Company operates, and general principles of financial analysis.”

Item 8.	Additional Information.

Litigation

The subsection entitled “Litigation” in the section entitled “Item 8. Additional Information” is amended by adding the following paragraph immediately after the last paragraph of such subsection:

“On April 24, 2013, counsel for the parties in the actions pending in (i) the Superior Court of the State of Connecticut, Judicial District of Hartford (the “Connecticut Court”) captioned Cook v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040269S, Crump v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040430S, Walsh v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040425S, and Randle v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040679S (together, the “Connecticut Actions”), and (ii) the Circuit Court of the State of Wisconsin, Dane County (the “Wisconsin Court”) captioned Friedman v. EDAC Techs. Corp et al., Case No. 13-CV-1017 (the “Wisconsin Action” and together with the Connecticut Actions, the “Actions”), entered into a Memorandum of Understanding (together with the exhibits thereto, the “Memorandum”) that sets forth the principal terms of a settlement of the Actions, which would include the dismissal with prejudice of all claims against all of the defendants, including EDAC, its directors and certain officers named as defendants, Parent, Purchaser, Greenbriar Equity Group, LLC (“Greenbriar”), Greenbriar Equity Fund, II L.P., Greenbriar Equity Fund, II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Merger and final approval of the proposed settlement by the Connecticut Court. The Memorandum sets forth the terms of the proposed settlement and is filed as Exhibit (a)(5)(K) hereto and is incorporated herein by reference. None of EDAC, Parent, Purchaser, Greenbriar or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies of any disclosure, the materiality of any disclosure that plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. In addition, the parties agreed to present to the Connecticut Court a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the Connecticut Court of the settlement on behalf of a class of shareholders and the dismissal of the Actions. The parties also agreed to present to the Wisconsin Court a stipulation that shall provide that all proceedings in the Wisconsin Action shall be stayed until settlement-related proceedings are concluded. The Stipulation of Settlement will include a release of all claims asserted in the Actions against all defendants and their affiliates and agents held by the plaintiffs and class members. If the settlement is not approved or other conditions are not satisfied, EDAC, Parent, Purchaser, Greenbriar and the other defendants will continue to vigorously defend the Actions.

The foregoing description of the Memorandum is qualified in its entirety by reference to the Memorandum, which is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.”

Projected Financial Information

The first paragraph under the subsection entitled “Projected Financial Information” in the section entitled “Item 8. Additional Information” is amended by deleting such paragraph in its entirety and replacing it with the following paragraph:

“EDAC’s senior management does not as a matter of course make public forecasts or projections as to future performance or earnings beyond the current fiscal quarter and generally does not make public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, during the course of Parent’s due diligence and negotiation of the Merger Agreement, management prepared certain prospective financial information to present certain projections of financial performance, and these projections were provided to Stifel and the Company Board in connection with their respective financial analyses of the proposed Transaction. We have included below these projections concerning EDAC’s revenue, EBITDA, Net Income, Earnings per Share, Free Cash Flow, Capital Expenditures and Working Capital for fiscal years 2013-2017 (the “Forecast”), to give our shareholders access to certain nonpublic information prepared for purposes of considering and evaluating the Transaction.”

The last paragraph under the subsection entitled “Projected Financial Information” in the section entitled “Item 8. Additional Information” is amended by adding the following additional table immediately after the table set forth in such paragraph:

($ in millions, except earnings per share figures)	2013E	2014E	2015E	2016E	2017E
Earnings per Share	$1.04	$1.27	$1.55	$1.70	$1.87
Free Cash Flow	$3.5	$4.4	$6.9	$5.0	$5.5
Capital Expenditures	$6.9	$5.0	$5.2	$8.2	$9.0
Working Capital	$(2.5)	$(5.1)	$(3.8)	$(4.2)	$(4.6)

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

Exhibit Number	Description
(a)(5)(J)	Press Release issued by Greenbriar Equity Group LLC, dated April 23, 2013 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(K)	Press Release issued by EDAC Technologies Corporation, dated April 24, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by EDAC with the Securities and Exchange Commission on April 24, 2013).

(a)(5)(L)	Memorandum of Understanding, dated as of April 24, 2013, among the parties in the actions pending in (i) the Superior Court of the State of Connecticut, Judicial District of Hartford captioned Cook v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040269S, Crump v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040430S, Walsh v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040425S, and Randle v. EDAC Techs. Corp. et al., Case No. HHD-CV-13-6040679S, and (ii) the Circuit Court of the State of Wisconsin, Dane County captioned Friedman v. EDAC Techs. Corp et al., Case No. 13-CV-1017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EDAC with the Securities and Exchange Commission on April 24, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

EDAC Technologies Corporation

By:	/s/ Glenn L. Purple
Name:	Glenn L. Purple
Title:	Vice President, Finance, Chief Financial Officer and Secretary

Dated: April 24, 2013